[The Olstein Funds Logo]
The Olstein Funds
4 Manhattanville Road
Purchase, NY 10577-2119
Telephone  (914) 269-6100
Fax  (914) 696-0737
www.olsteinfunds.com

October 21, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention: Ms. Christina DiAngelo

Re:          The Olstein Funds (“Trust”)
File No. 811-09038

Dear Ms. DiAngelo:

On behalf of the Trust and its two series, the Olstein All Cap Value Fund and the Olstein Strategic Opportunities Fund, following are the responses to the Securities and Exchange Commission (“SEC”) staff’s comments conveyed with regard to the Trust’s Form N-CSR filed September 8, 2011, the Trust’s website (www.olsteinfunds.com), and the Trust’s Form 40-17G filed July 6, 2011.  Each staff comment is summarized below, followed by the Trust’s response to the comment.

Form N-CSR

1.	Comment.
The disclosure at the top of the performance graph on Page 12 (and similar graphs and charts throughout the report) should be modified to comply with Form N-1A Item 27(b) (7) (ii) (B).  Specifically, the disclosure should contain the following text:

                …past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response.              The N-CSR filed on September 8, 2011 includes disclosure that “past performance is not necessarily indicative of future results” in the footnotes to the performance graphs, and the lead-in paragraphs to the tables and graphs include disclosure that “returns listed in the table do not reflect the deduction of taxes on

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reinvested dividends.”  Nevertheless, in future shareholder reports, the disclosure language at the top of the performance graphs will be revised, as requested.

2.	Comment.	Provide more detailed disclosure of non-audit related fees, such as tax planning, advice, review of tax returns, etc., in response to Item 4 of Form N-CSR.

Response.             The disclosure will be revised in future filings, as requested.

Trust website (www.olsteinfunds.com)

3.	Comment.	On the Trust’s website, the Fund Information page for the Olstein Strategic Opportunities Fund contains an Annual Fund Operating Expenses table that does not foot.

Response.             The typographical error in the Olstein Strategic Opportunities Fund Annual Fund Operating Expenses table has been corrected.  The numbers in the table now foot.

4.	Comment.	The term “Annualized Fund Turnover” in the Portfolio Statistics tables on the Fund Information page is misleading since it is not a number that should be annualized.

Response.             The term “Annualized Fund Turnover” in the Portfolio Statistics tables has been replaced by the term “Portfolio Turnover (12-Months Ending [most recent quarter end date])”.

Form 40-17G (Fidelity Bond Filing)

5.	Comment.
Rule 17g-1 under the Investment Company Act of 1940 states that the Form 40-17G filing must explicitly state the period for which premiums have been paid.  While the period for which premiums have been paid may be implied based on the documents filed, we should add a definitive statement (e.g., in a cover letter) with the period for which premiums have been paid.

Response.             The Form 40-17G filed on July 6, 2011 indicates in two places that the bond period is June 15, 2011 through June 15, 2012, and states that the premium cost for that period is $3,500.  Nevertheless, in future 40-17G filings, a statement that the applicable premium has been paid by the Trust for the applicable period will be included via a cover letter or similar method, as requested.

In connection with the Trust’s response to the SEC staff’s comments, as requested by the staff, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s comments in the Trust’s filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respond to the filing; and (iii) the Trust may not assert staff

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comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (914) 269-6111 if you have any questions or wish to discuss any of the above responses.

Sincerely,

/s/ Michael Luper
Michael Luper

cc:           James B. Kimmel
Michael P. O’Hare